UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

May 2010

Fibria Celulose S.A.

Alameda Santos, 1357 - 8° andar

01419-908, São Paulo, SP, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

Yes ☐ No ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

Yes ☐ No ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-________.)

1Q10 Results

1Q10 Results

Continued positive scenario for pulp drove EBITDA to R$637 million in 1Q10, with margin of 38%, 8 p.p. higher quarter-on-quarter.

1Q10 vs.	1Q10 vs.
Key Indicators (1)	1Q10	4Q09	1Q09	4Q09	1Q09	LTM*
Pulp Production ('000 t)	1,314	1,395	1,032	-6%	27%	5,469
Pulp Sales ('000 t)	1,322	1,460	1,164	-9%	14%	5,406
Paper Production ('000 t)	77	88	94	-13%	-19%	351
Paper Sales ('000 t)	83	111	94	-25%	-12%	407

Net Revenue (R$ million)	1,675	1,698	1,429	-1%	17%	6,246
EBITDA (R$ million) (2)	637	503	378	27%	69%	1,956
EBITDA margin (%)	38%	30%	26%	8 p.p.	12 p.p.	31%
Net Financial Result (3)	(341)	(157)	(185)	-	-	1,438
Net Income (R$ million)	9	35	1,267	-74%	-99%	675

Gross Debt (R$ million)	13,540	14,661	18,687	-8%	-28%	13,540
Cash Position (R$ million)	2,684	3,968	2,954	-32%	-9%	2,684
Net Debt (R$ million)	10,856	10,693	15,733	2%	-31%	10,856
Net Debt/EBITDA	5.6	6.3	7.8	-0.7	x	-2.2	x	5.6
*LTM: Last Twelve Months

Highlights of the Quarter
Low inventories and continued growth in demand pushed up the list price in Europe to US$ 790/ton in March.

Pulp production reached 1.3 million tons, down 6% quarter-on-quarter, mainly due to the sale of the Guaíba unit and fewer production days in 1Q10. Pulp production was up 27% year-on-year as a result of the operations at the Três Lagoas unit.

Pulp sales came to 1.3 million tons, 9% less than in 4Q09, due to lower production availability, and 14% higher than in 1Q09.
Production cash cost was R$ 418/ton in 1Q10, 7% (R$33/ton) down from 4Q09.
EBITDA(2) of R$ 637 million, up 27% quarter-on-quarter and 69% year-on-year. EBITDA Margin was 38%, 8 p.p. higher than in the previous quarter. EBITDA/ton grew by 42% over 4Q09 to R$ 454/ton.

Net income of R$ 9 million, compared to R$35 million in 4Q09 and R$1,267 million in 1Q09 (see Appendix I for the effects of adopting the accounting standards issued by the Brazilian Accounting Standards Committee - CPCs).

Net present value of the synergies captured in 2009 of approximately R$ 500 million.
Net Debt/EBITDA ratio continued to decrease: 5.6x in 1Q10 (4Q09: 6.3x; 1Q09: 7.8x).
Moody’s raised Fibria’s outlook from negative to stable.

Subsequent Events
Listing on the Novo Mercado effective as of May 20, 2010.
US$ 750 million bond issue will allow the company to settle the remaining derivative debt and refinance other obligations to improve the debt profile.
Price increases in April and May raised the European list price to US$ 890/ton.

(1) The 2009 Financial Statements, presented here for comparison purposes, were adjusted to include the changes introduced by the adoption of the technical pronouncements issued by the Brazilian Accounting Standards Committee ( CPCs) 15 to 40, as required by Brazilian accounting practices (2) adjusted for non-recurring and non-cash items and CPCs (3) includes results from financial investments, monetary and exchange variation, mark-to-market of derivatives and interest calculations.

The operating and financial information of Fibria Celulose S.A. for the first quarter of 2010 (1Q10) is disclosed in this document in consolidated format and expressed in Brazilian reais (R$) in accordance with the requirements of Brazilian corporate law. The results of Veracel Celulose S.A. will be consolidated in this press release in the proportion of 50%, eliminating all the effects of the inter-company transaction. The information of the year 2009 includes the full consolidation of Aracruz’s results.

1Q10 Results

Contents

Executive Summary	04
Pulp Market	06
Paper Market	07
Production and Sales – Pulp and Paper	08
Results Analysis	09
EBITDA Analysis	11
Financial Result	12
Net Income	13
CAPEX	13
Debt	14
Derivatives	15
Liability Management	16
Capital Markets	17
Subsequent Events	18
Appendix I	20
Appendix II	22
Appendix III	23
Appendix IV	24
Appendix V	25
Appendix VI	26

1Q10 Results

Executive Summary

The economic context in 1Q10 pointed to the continuity of the global economic recovery, with gradual rebound in regions such as the United States, Europe and Japan, while emerging markets had already been showing consistent signs of economic growth. In this scenario, the market pulp industry was affected by events that further reduced supply, while demand continued to grow, as shown by the 7% increase in global pulp shipments compared to 1Q09. As a result, the pulp list price increased by US$ 90/ton in all regions in 1Q10. A total of US$ 100/ton in price increases in April and May raised the European list price to US$ 890/ton.

The price increases announced in 1Q10 raised the average net pulp price in dollars by 10%. The 4% average depreciation of the Brazilian real in 1Q10 resulted in a 14% quarter-on-quarter increase in the average net price in reais. Year-on-year, net pulp price grew 11% in reais.

Due to the excellent operating performance of the mills, as exemplified by the record production at the Aracruz unit, the production decline in 1Q10 was lower than the effects of the sale of the Guaíba unit and the fewer production days in the period. Fibria’s consolidated pulp production reached 1,314 thousand tons, 6% less than in 4Q09. In comparison with 1Q09, production was 27% higher, due to the start-up of operations at the Três Lagoas unit.

Pulp sales decreased 9% quarter-on-quarter to 1,322 thousand tons as a result of the low supply, but grew 14% year-on-year. Our pulp inventories remained low, closing 1Q10 at 35 days (4Q09: 37 days; 1Q09: 46 days).

Production cash cost in 1Q10 was R$418/ton, 7% (R$ 33/ton) down from 4Q09. The greater operational stability at the units, the lower cost of raw materials and the sale of the Guaíba unit were the key factors behind this result. When compared to the 1Q09 the reduction was due to the lower production cash cost at the Três Lagoas unit and the capture of synergies, particularly the cost of raw materials.

Adjusted EBITDA in 1Q10 totaled R$ 637 million, 27% up on 4Q09. EBITDA margin stood at 38%, 8 p.p. higher in the quarter. In comparison with 1Q09, EBITDA was R$ 259 million (or 69%) higher, mainly due to the higher average net pulp price and the higher sales volume. EBITDA per ton recovered for the third consecutive quarter, reaching R$ 454/ton (US$ 252/ton), 42% over the 4Q09.

1Q10 Results

Taking advantage of both the positive evolution of the Company credit risk perception and the improved market conditions, we have been able to extend debt maturities and to reduce the average cost of debt. The deleverage and the improvement of the debt profile are our priorities for 2010. Gross debt in March was R$ 13,540 million, 8% down from 4Q09, with average maturity being 62 months. In 1Q10, the short-term portion of the gross debt was 23% (4Q09: 27%; 1Q09: 29%). The Company’s cash balance was R$ 2,684 million, of which 92% was in local currency. Net debt was R$ 10,856 million, an increase of 2% on 4Q09, mainly due to the 2% depreciation of the Real and the effects of the accrual of interests, partially offset by the operational cash generation. The combined effect of debt reduction and increased cash generation enabled the continuous decline in the net debt/EBITDA ratio, which came to 5.6x in 1Q10. The following chart shows the evolution of this indicator:

The net financial result in the quarter was an expense of R$ 341 million, compared to an expense of R$ 157 million in 4Q09, mostly due to the effect of the real’s devaluation on the dollar-denominated debt (62%), which generated a foreign exchange loss on the debt of R$ 203 million.

The Company reversed an R$ 156 million contingency provision of Social Contribution on Net Income (CSLL) on export revenues. Of this amount, R$ 83 million positively impacted the “Income Taxes/Social Contribution” line and R$ 73 million was allocated to the “Other Financial Revenues and Expenses” line.

As a result, the Company recorded net income of R$9 million in 1Q10. The 2009 results, for comparison purposes, were presented again to include the changes introduced by the adoption of the technical pronouncements (CPCs) 15 to 40 issued by the Brazilian Accounting Standards Committee, as required by Brazilian accounting practices (see Appendix I – Effects of the adoption of technical pronouncements CPCs 15 to 40).

Capture of synergies is a goal incorporated in all the areas of Fibria. In 2009, we launched more than 120 initiatives defined in the plan, of which around 65% are already generating gains for the company. Notable are the synergies obtained through joint efforts with our industrial and forestry suppliers, which resulted in price reductions due to the economies of scale and the optimization of the supply chain. Another source of synergies was the initiatives to optimize the administrative processes. As a result, synergy gains in 2009 surpassed our expectations, generating a net present value of almost R$ 500 million. In 1Q10, more than 155 initiatives were implemented, that is, 85% of the plan for the capture of synergies established for 2010.

1Q10 Results

Pulp Market

The recovery of the global economic activity, which began in the second half of 2009 created a favorable environment for the commodities sector, reflecting in the pulp and paper industry.

The paper industry continues to undergo structural changes as closures continue to happen in North America and Western Europe mainly in the Printing & Writing segment. On the other hand new paper capacities are coming on stream in Asia. Between 2010 and 2011 it is expected that there will be at least 3.4 million tons of additional paper and board capacity in China, and this will depend mainly on virgin fibers. World Printing & Writing demand has grown 6% in 1Q10, although the comparison reflects a weak demand period during the crisis, while coated woodfree has increased 11% in the same period. The tissue segment (which historically accounts for more than 50% of our sales) continues to grow on a global basis, being China the fastest growing region. Global tissue consumption reached a record of more than 28 million tons in 2009.

The chart below shows the global demand for printing and writing papers in 2010, compared to the same period in 2009.

On the market pulp side, global demand was 7% higher than in 1Q09. In March, the demand was equivalent to 89% of the installed capacity and 96% for eucalyptus pulp. It is important to note that demand in Europe, the largest market pulp consuming region, increased by 13% in the period, attesting to the recovery in that region. We maintain our positive outlook for China, where demand remains strong; the only reason for the 24% decline in pulp shipments was the limited fiber availability.

1Q10 Results

Global pulp inventories at the producers are at record low levels, closing March at only 26 days, compared to 33 days in the past five years.

We believe that supply will remain limited in the medium term partially due to the impact of the earthquake in Chile, till the supply chain is normalized. The maintenance downtimes scheduled for the second and third quarter will further reduce short-term pulp supply.

The combination of all these factors enabled pulp prices to recover steadily. After the pulp price increases announced in 1Q10 which totaled US$ 90/ton, two additional price increases were made in April and May, bringing the total increase to US$ 100/ton, which in turn, raised the list prices to US$ 920/ton in North America, US$ 890/ton in Europe and US$ 850/ton in Asia.

There is no sign of any change in the market fundamentals in the medium term, which makes us believe that we will continue to see a positive scenario for pulp, especially eucalyptus pulp.

Paper Market

Historically, the first quarter is a period of low demand for paper in all segments. Nevertheless, demand in general showed signs of recovery after the low-demand periods in 2009, especially in the Graphic Printing and Promotions segments in the domestic market. Data from the Brazilian Pulp and Paper Association (Bracelpa) shows a consumption increase of around 10% in 1Q10 over the same period in 2009, which led to the 10% growth in Brazil’s paper production in 1Q10 and contributed to a price recovery since March. However, this upturn in demand, together with the attractive exchange rates and price increases, resulted in a 55% increase in paper imports in the period, especially in the Printing and Writing segment (+97%). In view of this competition, local producers began focusing on increasing their exports, which grew by around 25% in the period.

1Q10 Results

Production and Sales – Pulp and Paper

				1Q10 vs.	1Q10 vs.
Sales Volume (´000 t)	1Q10	4Q09	1Q09	4Q09	1Q09	LTM*
Domestic Market Pulp	147	157	86	-6%	71%	569
Export Market Pulp	1,174	1,303	1,077	-10%	9%	4,837
Total Pulp	1,322	1,460	1,164	-9%	14%	5,406
Domestic Market Paper	71	100	87	-29%	-18%	365
Export Market Paper	11	10	7	10%	57%	42
Total Paper	83	111	94	-26%	-12%	407
Total	1,404	1,571	1,258	-11%	12%	5,812
*LTM : Last Twelve Months

Fibria’s pulp production reached 1,314 thousand tons in 1Q10, compared to 1,395 thousand tons in 4Q09 and 1,032 thousand tons in 1Q09. The 6% quarter on quarter decrease was due to the fewer production days and the sale of the Guaíba unit, which were offset by the improved performance and operational stability during 1Q10, especially at the Aracruz unit, which registered record production in March. The 27% year on year increase is attributable to the additional production of the Três Lagoas unit. Pulp inventories totaled 543 thousand tons (35 days), 4% lower than 4Q09 – 568 thousand tons (37 days).

Pulp sales totaled 1,322 thousand tons in 1Q10, 9% less than in 4Q09, due to the lower product availability. Sales grew by 14% in relation to 1Q09, thanks to the strong demand for pulp in Europe and Latin America. Pulp exports represented 89% of the sales in the quarter. Europe was once again the region with highest demand, reaching 39% of total exports in the quarter, compared to 29% in 1Q09.

Paper production in 1Q10 came to 77 thousand tons, 13% and 19% lower, respectively, than in 4Q09 and 1Q09, mostly due to the sale of the Guaíba unit. As a result, the sales volume of 83 thousand tons in the quarter was 12% lower than in 1Q09 and 25% lower than in 4Q09, when the seasonal effect is stronger, especially in the uncoated papers segment. Note the growth in exports during the period, as a result of the new business development initiatives in the Specialty Papers segment, and the balancing of the cut size paper market. The increased share of specialty papers in the sales mix (28% in 4Q09 and 36% in 1Q10) and revenue mix (42% in 4Q09 and 50% in 1Q10) reflects the Company’s strategy of focusing on high value-added segments.

1Q10 Results

Results Analysis

				1Q10 vs.	1Q10 vs.
Net Revenue (R$ million)	1Q10	4Q09	1Q09	4Q09	1Q09	LTM*
Domestic Market Pulp	130	115	83	13%	56%	431
Export Market Pulp	1,305	1,280	1,059	2%	23%	4,646
Total Pulp	1,435	1,395	1,142	3%	26%	5,078
Domestic Market Paper	205	272	256	-25%	-20%	1,036
Export Market Paper	20	18	16	11%	24%	78
Total Paper	226	291	273	-22%	-17%	1,115
Total	1,661	1,685	1,414	-1%	17%	6,193
Income ASAPIR* + Portocel	14	12	15	13%	-7%	53
Total	1,675	1,698	1,429	-1%	17%	6,246
*LTM : Last Twelve Months

*Asapir was established as part of the net equity of the company Ripasa SA Celulose e Papel, which occurred on August 31, 2008, aimed at enabling the implementation of the Consortium Paulista de Papel e Celulose - Conpacel. Its corporate purpose is the production and marketing of forest wood and wood waste. Revenue from ASAPIR is derived from the sale of standing timber to third parties.

Fibria’s net operating revenue totaled R$ 1,675 million in 1Q10, 1% lower than in 4Q09 and 17% higher than in 1Q09. Net revenue from pulp totaled R$1,435 million in 1Q10, compared to R$1,395 million in 4Q09. Despite the 9% decrease in sales volume the 3% growth in sales revenue is due to the 14% increase in the average net pulp price on account of the 10% increase in the average net pulp price in dollars, combined with the effect of the real’s 4% depreciation against the dollar. When compared to 1Q09 net revenue from pulp was 26% higher, due to the 14% growth in the volume sold and the 11% increase in the average net price in reais – the 42% increase in the average net price in dollars was higher than the 22% appreciation of the real against the dollar.

Net revenue from paper declined by 22% in relation to 4Q09, due to the 25% decrease in the volume sold, caused by the sale of the Guaíba unit, despite the higher average net price in reais (+4%). The 17% decrease in the net revenue from paper in relation to 1Q09 is due to the lower sales volume (-12%) combined with the 22% appreciation of the real in the period.

The cost of goods sold (COGS) of R$ 1,266 million was 12% (R$ 180 million) lower than in 4Q09, chiefly due to:

(i) R$ 107 million – lower sales volume;
(ii) R$ 48 million – lower pulp production cash cost;
(iii) R$ 13 million – lower provision for loss of ICMS credits.

In relation to 1Q09, COGS increased by 9%, mainly due to the 14% increase in sales.

In the 1Q10 the COGS per ton sold totaled R$ 902/t, decreasing by 2% versus the 4Q09 and 2% lower than the 1Q09. The cash COGS per ton sold (excluding the effects of depreciation, amortization, depletion and provision for loss on ICMS credits) decreased by 6% in the 1Q10 when compared to 4Q09, in line with the reduced cash cost in the period.

1Q10 Results

Pulp production cash cost stood at R$ 418/ton, R$ 33/ton lower than in 4Q09, mainly due to the greater operational stability at the units and the lower raw material costs. The decrease in relation to 1Q09 was due to the lower production cash cost at the Três Lagoas unit and lower raw material costs.

The following table displays the evolution of the production cash cost and the explanations for the main variations in the quarter and the year:

Production Cash Cost	R$/t
4Q09	451
Lower cost maintenance, service and stoppage at Três Lagoas Unit (4Q09)	(12)
Lower costs of raw materials	(6)
Provision of the collective labor agreement (4Q09)	(5)
Sale of the Guaíba unit	(3)
Others	(7)
1Q10	418

Production Cash Cost	R$/t
1Q09	473
Lower cash cost - Três Lagoas Unit	(30)
Lower costs of raw materials	(13)
Exchange rate	(9)
Dilution of fixed costs	(4)
Others	1
1Q10	418

1Q10 Results

Sales expenses totaled R$ 70 million, R$ 28 million lower than in 4Q09, due to lower sales volume, representing 4% of the net revenue in the period (6% in 4Q09). In relation to 1Q09, sales expenses were R$ 5 million lower, mainly as a reflection of the sales mix.

Administrative expenses totaled R$ 72 million, R$ 37 million lower than in 4Q09, mainly due to the lower expense with corporate restructuring. In relation to 1Q09, the R$ 7 million increase was mainly due to the reversal of the provision for labor contingencies in 1Q09.

Other operating expenses totaled R$ 45 million in 1Q10, compared to an expense of R$ 188 million in 4Q09, due to the effects of the adoption of CPC 15. The increase of R$17 million year-on-year is mainly due to the reversal to the write-off of fixed assets in 1Q09.

EBITDA Analysis

Adjusted EBITDA in 1Q10 was R$ 637 million, with margin of 38%, compared to R$503 million (margin of 30%) in 4Q09. The main factors behind this increase were the higher average net price (R$ 119 million) combined with the lower COGS (R$162 million), even though the sales volume were lower (R$ 191 million).

EBITDA per ton sold (EBITDA/ton) recovered for the third consecutive quarter, reaching R$ 454/ton (US$ 252/ton), 42% more than in 4Q09.

The “non-recurring/non-cash/CPCs” effects illustrated in the following chart mainly refer to the amortization of tangible assets and provisions, which include ICMS tax credits and the effects of the adoption of the technical accounting pronouncements (CPCs).

1Q10 Results

Financial Result

Financial Result (R$ million)	1Q10	4Q09	1Q09
Financial Income	38	75	46
Interest on financial investments	50	53	34
Derivatives	(12)	22	12
Financial Expenses	(133)	(193)	(273)
Interest - loans and financing (local currency)	(40)	(50)	(165)
Interest - loans and financing (foreign currency)	(93)	(143)	(108)
Monetary and Exchange Variations	(209)	135	133
Exchange Variations - Debt	(203)	165	169
Exchange Variations - Cash	(7)	(30)	(35)
Other Financial Income / Expenses	(29)	(34)	(9)
Others (CPC 15 effects)	(9)	(140)	(82)
Net Financial Result	(341)	(157)	(185)
*LTM: Last Twelve Months

Financial revenue from the cash invested and adjustments on derivatives was R$ 38 million, R$ 37 million lower than in 4Q09, primarily due to the lower cash balance  on account of early settlement of loans (R$ 918 million) and payment of loan to the former shareholders of Aracruz (R$ 1.043 billion). The negative mark-to-market position of the derivatives, amounting to R$ 12 million (4Q09: positive R$ 22 million) also contributed to this reduction, mainly due to the appreciation of the dollar against the real (R$ 17 million) and the decline in the Libor curve (R$ 6 million).

Financial expenses relating to interest on loans and financing amounted to R$133 million, R$ 60 million lower than in 4Q09. Interest on loans and financing in local currency declined by R$10 million, mainly due to the reduction of real-denominated deb. Interest on foreign currency loans declined by R$ 50 million due to the early settlement or renegotiation of loans with higher costs, in 4Q09. The reduction in relation to 1Q09 was mainly due to the conversion of the derivatives from local currency to foreign currency.

The exchange loss on foreign currency debt was R$ 203 million, R$ 368 million higher than in 4Q09, which registered a gain of R$ 165 million, mainly due to the 2% appreciation of the dollar against the real in the period, which was also responsible for the variation in relation to 1Q09.

The item “other exchange variation” was an expense of R$ 7 million, mainly due to the exchange variation on the conversion of the equity accounts of the overseas subsidiaries, as envisaged in the accounting rule CPC 02.

The item “other financial income” was an expense of R$ 29 million, primarily on account of the payment of the remaining portion to the former shareholders of Ripasa (R$ 44 million), which was compensated by an impact of R$ 73 million of monetary correction on the contingency reversal provision relating to the levy of CSSL tax on export revenues.

1Q10 Results

The variation “Effect of the Adoption of CPCs 15 and 20” line in the 2009 fiscal year is the result of capital gains (for more information, see Appendix I – Effects of adopting technical pronouncements).

Net Income

Net income in 1Q10 was R$9 million, primarily a result of the contingency reversal of the R$156 million provision for CSSL on export revenues. Of the total amount of this provision, R$83 million positively impacted the “Income Tax/Social Contribution” line and R$73 million was allocated to the “Other Financial Income and Expenses” line. Net income in 4Q09 was R$35 million and in 1Q09, R$1,267 million.

Note that the financial statements for 2009, for comparison purposes, were presented again to include the changes introduced by the adoption of the technical pronouncements (CPCs) 15 to 40, issued by the Brazilian Accounting Standards Committee, as required by the Brazilian accounting practices (see Appendix I – Effects of the adoption of technical pronouncements (CPCs) 15 to 40).

The following chart shows the key factors that influenced the net income in 1Q10, starting from the EBITDA in the period.

CAPEX

Capital expenditures in 1Q10 totaled R$ 185 million. The Company plans to invest approximately R$ 1.2 billion in 2010, nearly R$900 million of which will be allocated to maintenance of operations. The estimated maintenance investments for 2010 reflect the recovery of certain activities, especially forestry development, investments in environment and modernization, all of which had been postponed during the global financial crisis. The following table shows how the capital expenditures were allocated in 1Q10:

1Q10 Results

Capital Expenditure (R$ million)	1Q09	*	4Q09	*	1Q10
Industrial Expansion	380		211		10
Forest Expansion	22		5		6
Subtotal Expansion	403		216		16
Safety/Environment	4		7		9
Forestry Renewal	77		86		112
Maintenance, IT, R&D, Modernization	31		36		24
Subtotal Maintenance	111		129		145
50% Conpacel	14		15		12
50% Veracel	25		17		12
TOTAL Fibria	553		377		185

*Includes investments in maintenance at the Guaiba unit (R$ 45 million in 1Q09 / R$ 13.5 million in 4Q09)

Debt

Gross debt on March 31, 2010 was R$ 13,540 million, R$ 1.121 billion lower than in 4Q09. Of the total gross debt, 62% was indexed to foreign currency (4Q09: 60%) and R$ 911 million was related to the balance of Aracruz’s derivatives debt. The following chart shows the debt-related transactions during the quarter.

Of the total amortization in the period, R$ 1.043 billion was related to the payment of debt with former Aracruz shareholders and R$ 918 million refer to the early settlement of the export pre-payment facilities. It is important to highlight that among the pre-payments, approximately R$ 260 million in export invoices were already linked to these operations, which were accounted as a reduction of "accounts receivable" in the Statement of Cash Flow in 4Q09. Thus, the increase in this item was due to the absence of such operations in 1Q10, without affecting the cash balance, and therefore is the explanation for the addition in working capital.

The chart below shows the debt amortization schedule. The debt in 2010 and 2011 includes R$ 1.400 billion and R$ 1.482 billion, respectively, relating to the remaining debt owed to the former shareholders of Aracruz.

1Q10 Results

Cash position on March 31 was R$ 2,684 million, 92% of which was invested in local currency. Net debt stood at R$ 10,856 million, a 2% increase versus the 4Q09, mainly due to the 2% depreciation of the Real and the effects of the accrual of interests, partially offset by the operational cash generation.

The average cost of bank debt was 9.14% p.a. in local currency and 6.84% p.a. in foreign currency, considering the forward Libor curve. The average maturity of bank loans was extended to 62 months (4Q09: 60 months). Despite the increase in the long-term interest curve, the Company reduced the average spread on its debt through liability management initiatives. Average spread in 1Q10 was 2.3%, compared to 2.4% in 4Q09.

Gross Debt	1Q10	4Q09	1Q09
Total Gross Debt	13,540	14,661	18,687
Gross Debt R$	5,111	5,848	5,769
Gros Debt USD	8,429	8,813	12,918
Avegare maturity (months)	62	60	49
% short-term portion	23%	27%	29%
Total Cash	2,684	3,968	2,954
Cash and ST Investments	2,684	3,968	2,954
Net Debt	10,856	10,693	15,733

Derivatives

Fibria’s Market Risk Management Policy allows the company to use financial derivatives to protect the dollar-denominated cash flow – cash generation in foreign currency net of costs, expenses, capex and debt serve – as well as the pulp price.

Currently, Fibria uses conventional hedging instruments, without leverage and margin calls. Cash adjustments are only recognized upon the contract’s maturity. On March 31, the mark-to-market of financial derivatives was negative at R$ 13 million, compared to a positive R$ 5 million on December 31, 2009.

1Q10 Results

The following table shows the open positions of derivatives at the end of 1Q10. Note that starting from this quarter, the notional value will be stated in the original hedge currency to reflect the best market practices.

		Nocional amount		Fair Value
in million		1Q10	4Q09	1Q10		4Q09
Swap contracts	Last Maturity
Assets position

CDI	Apr-10	R$ 0	R$ 77	R$ 0		R$ 77
Yen (Yen to US$)*	Jan-14	¥4,755	¥4,755	R$ 101		R$ 103
Interest: Libor (floating)	Jul-14	$420	$438	R$ 111		R$ 31

Total: Assets position (a)				R$	212	R$	211

Liabilities position
CDI	Apr-10	R$ 103	R$ 103	(R$ 104)		(R$ 18)
Dolar (Yen to US$)*	Jan-14	$45	$45	(R$ 95)		(R$ 95)
Dolar (CDI to US$)	Apr-10	$0	$50	R$ 0		(R$ 68)
Interest: Libor (fixed rate)	Jul-14	$370	$388	(R$ 32)		(R$ 37)

Total: Liabilities position (b)				(R$ 231)		(R$ 218)
Net (a+b)				(R$ 19)		(R$ 7)

Derivatives
NDF	Jan-11	($387)	($322)	R$ 6		R$ 13
Option	May-10	($50)	($50)	R$ 0		(R$ 1)

Total: Other Derivatives (c)				R$ 6		R$ 12

Net (a+b+c)				(R$ 13)		R$ 5

* Yen x US$ parity: 1Q10: 93,46 / 4Q09: 92,60

Liability Management

In 1Q10 Fibria maintained its liability management strategy, which will enable it to fully settle the remaining derivative debt and refinance other loans aiming in order to improve its debt profile. In addition, benefited by the company’s fundamentals and the market scenario, this strategy aims to recover the investment grade and resume growth under favorable market conditions.

The following table provides the main liability management initiatives adopted by the company since the launch of the plan till the end of 1Q10:

1Q10 Results

Initiatives implemented	Date of Implementation	Amount
-Sale of Guaíba unit	December 2009	(+) USD 1.4 billion
- Bond issue, with coupon of 9.25% p.a., and 10-year maturity (Fibria I)	October 2009	(+) USD 1.0 billion
- Raising of pre-export financing in two tranches (i) US$ 750 million with 5-year maturity and 3-year grace period; and (ii) US$ 425 million maturing in 7 years and 5-year grace period, both indexed to 3-month Libor plus 4.00% p.a. and 4.25% p.a. respectively.
	December 2009	(+) USD 1.2 billion
- Early settlement of the debt arising from the loss on derivatives at Aracruz. Balance payable of USD 511 million, with the first installment maturing in 2015.	December 2009	(-) USD 2.1 billion
- Elimination of restrictive conditions in the derivatives debt contract at the former Aracruz.	December 2009	USD 511 million (balance)
-Early settlement of pre-export financing indexed to 6-month Libor plus spread of 5% p.a.	March 2010	(-) USD 200 million
- Early settlement of pre-export financing indexed to 3-month Libor plus spread of 4.75% p.a.,	March/April 2010	(-) USD 536 million (USD 311 million in March)
- New funding, indexed to 3-month Libor plus spread of 2.95% p.a. and amortization beginning in 2012.	March/April 2010	(+) USD 535 million (USD 311 million in March)

Capital Markets

Share Performance

1Q10 Results

The average daily trading volume of Fibria’s shares was approximately 3.3 million, 38% up on 4Q09. The average daily financial volume traded during 1Q10 was US$ 67.5 million, with US$ 34.3 million on NYSE and US$ 33.2 million on Bovespa. The financial volume was 62% higher than in 4Q09 (US$ 41.6 million).

Fibria’s common shares (FIBR3) represent 2.026% of the theoretical portfolio of the Ibovespa index from May through August 2010. Among the companies with the largest weightings at the Ibovespa index, Fibria holds the 11th largest position.

Subsequent Events

Listing on the Novo Mercado

On May 20 Fibria will be listed on the Novo Mercado, the highest level of corporate governance at BM&FBovespa, and will celebrate this achievement in an event at the São Paulo Stock Exchange headquarters. Created in 2000, this special segment of voluntary listing requires a commitment to corporate governance practices more strict than required by law, based on the principle that the valuation and liquidity of the shares are positively influenced by the increased shareholders’ rights and disclosure of information provided by the companies. Among the voluntary additional obligations of the Novo Mercado rules, we highlight the issuance of only common shares, ensuring that each share is granted one vote; 100% tag along rights, and referral of disputes to the Market Arbitration Chamber.

Issue of Bonds (Fibria II)

In April 2010, the company concluded placement of notes (Fibria II - 2020) in the amount of US$ 750 million, for a 10-year maturity and a semi-annual coupon of 7.5% p.a. This new debt is aimed at settling the balance of the derivatives debt arising from the losses at former Aracruz and refinancing other debts in order to improve the debt profile and the

1Q10 Results

The Company launched an international offer for the exchange of notes issued in October 2009 (Fibria I) in order to adjust the interest rate and the face value of these securities for the new notes issued in April 2010 Fibria II (2020). The fresh funding and swap offer are part of Fibria’s continuous liability management efforts.

Ordinary and Extraordinary General Meetings

The Ordinary and Extraordinary General Meetings held on April 30 approved:

(a) Financial statements relating to the fiscal year ended December 31, 2009;

(b) Management’s proposal for retention of minimum mandatory dividend;

(c) Deliberation on the proposed capital budget for 2010;

(d) Election of members of the Company’s Fiscal Council;

(e) The overall annual compensation of the Management and Fiscal Council Members;

(f) Amendments to the Company’s Bylaws.

1Q10 Results

Appendix I – Effects of the adoption of the accounting standards issued by the Brazilian Accounting Standards Committee – CPCs

The 1Q10 information is in compliance with the accounting pronouncements issued by CPC, including the changes introduced by pronouncements 15 to 40, mandatory as from 2010. The financial statements for 2009 were adjusted to reflect the changes introduced by the adoption of these pronouncements, in accordance with the legal disclosure requirements. These changes aim to adapt the Brazilian accounting practices to international standards, and their effects on Fibria’s financial statements are summarized below.

CPC 15 – Business combinations: the acquisition date should be that on which control was effectively transferred, considering the fair value of the assets acquired, liabilities assumed and minority interest. When business combination is done in stages, the portion of initial interest should also be revalued at the fair value on the acquisition date as a revenue offset.

CPC 20 – Borrowing Costs: Borrowing costs that are directly attributable to the construction of assets with long-term maturation were capitalized in the cost of these assets.

CPC 29 – Biological assets: The biological assets, represented by forests in formation, were measured at the fair value less selling expenses. Earlier, these assets were booked under historical formation costs.

For further information, see the Explanatory Note 2b to the Quarterly Information (ITR) filed at the CVM website.

Reconciliation of effects on shareholders' equity	December 31, 2009	March 31, 2009

Shareholders' equity disclosed under prior accounting criteria	10,015,103	6,491,526

Effects consisting of:
Negative goodwill in connection with exchange of assets with
International Paper - pulp plant in Três Lagoas	1,781,000	1,781,000
Marked-to-market valuation of the 12.35% equity interest held prior to the acquisition
of controlling equity interest in Aracruz Celulose S.A.	1,378,924	1,378,924
Impacts on realization of goodwill in connection with change in the criterion to set
the date of acquisition of controlling equity interest	(241,876)	(9,341)
Other effects from business combination (Aracruz acquisition)	(119,338)	(104,797)
Tax effects from business combination	58,095	5,140
Equity valuation adjustment from business combination in Aracruz acquisition	1,618,824	-
Fair value of biological assets	953,010	401,406
Realization for depletion and consumption of biological assets	(65,558)	(3,278)
Tax effect from biological assets	(308,485)	(129,834)
Other	(13,205)	-

Shareholders' equity adjusted by applying CPCs 15 to 40	15,056,494	9,810,746

1Q10 Results

Reconciliation of the effects on Net Income	4Q09	1Q09

Loss reported under the prior accounting criteria	(150,109)	(5,866)

Effects represented by:
Evaluation of the market value of the interest held prior to the
acquisition of control of Aracruz Celulose S.A.	0	1,378,924
Impacts upon the realization of goodwill due to the change in criteria for
determination of the date of acquisition of control	(236,410)	(9,341)
Other effects due to the combination of businesses	(3,908)	(104,799)
Tax effects of the combination of businesses	52,528	5,140
Fair value of biological assets	551,604	0
Realization by depletion and consumption of biological assets	(26,808)	(3,275)
Tax effect relating to the biological assets	(179,693)	1,177
Other	(13,205)

Net Income (Loss) attributable to controlling equity interest as adjusted by the application of CPCs 15 - 40	(6,001)	1,261,960

1Q10 Results

Appendix II – Revenues x Volume x Price*

Net Operating Revenues Variation | 1Q10 X 4Q09
	BRGAAP
PRODUCTS	Tonnes		Net Revenue -R$ 000		Price -R$/ton		QoQ%
	1Q10	4Q09	1Q10	4Q09	1Q10	4Q09	Tonnes	Revenue	Average Price
Paper
Domestic Sales
Uncoated	21,288	44,459	47,165	94,930	2,216	2,135	(52.1)	(50.3)	3.8
Coated	21,818	25,230	49,481	57,089	2,268	2,263	(13.5)	(13.3)	0.2
Special/Other	28,080	30,428	108,669	120,120	3,870	3,948	(7.7)	(9.5)	(2.0)
Total	71,186	100,116	205,315	272,138	2,884	2,718	(28.9)	(24.6)	6.1
Export Market
Uncoated	10,199	9,391	17,238	15,786	1,690	1,681	8.6	9.2	0.5
Coated	-	-	-	-	-	-	-	-	-
Special/Other	1,183	1,036	3,147	2,623	2,660	2,532	14.2	20.0	5.1
Total	11,382	10,427	20,385	18,410	1,791	1,765	9.2	10.7	1.4
Total Paper	82,568	110,544	225,700	290,548	2,734	2,628	(25.3)	(22.3)	4.0
Pulp
Domestic Sales	147,494	156,690	130,098	114,937	882	734	(5.9)	13.2	20.2
Export Market	1,174,044	1,303,030	1,305,087	1,279,902	1,112	982	(9.9)	2.0	13.2
Total	1,321,538	1,459,720	1,435,185	1,394,839	1,086	956	(9.5)	2.9	13.7
Total Domestic Sales	218,680	256,806	335,413	387,076	1,534	1,507	(14.8)	(13.3)	1.8
Total Export Market	1,185,426	1,313,457	1,325,472	1,298,312	1,118	988	(9.7)	2.1	13.1
TOTAL	1,404,106	1,570,263	1,660,885	1,685,387	1,183	1,073	(10.6)	(1.5)	10.2

Net Operating Revenues Variation | 1Q10 X 1Q09
	BRGAAP
PRODUCTS	Tonnes		Net Revenue -R$ 000		Price -R$/ton		QoQ%
	1Q10	1Q09	1Q10	1Q09	1Q10	1Q09	Tonnes	Revenue	Average Price
Paper
Domestic Sales
Uncoated	21,288	40,119	47,165	90,349	2,216	2,252	(46.9)	(47.8)	(1.6)
Coated	21,818	21,160	49,481	56,554	2,268	2,673	3.1	(12.5)	(15.1)
Special/Other	28,080	25,372	108,669	109,246	3,870	4,306	10.7	(0.5)	(10.1)
Total	71,186	86,651	205,315	256,149	2,884	2,956	(17.8)	(19.8)	(2.4)
Export Market
Uncoated	10,199	6,587	17,238	14,646	1,690	2,223	54.8	17.7	(24.0)
Coated	-	-	-	-	-	-	-	-	-
Special/Other	1,183	508	3,147	1,842	2,660	3,626	132.9	70.8	(26.6)
Total	11,382	7,095	20,385	16,488	1,791	2,324	60.4	23.6	(22.9)
Total Paper	82,568	93,746	225,700	272,637	2,734	2,908	(11.9)	(17.2)	(6.0)
Pulp
Domestic Sales	147,494	86,441	130,098	83,179	882	962	70.6	56.4	(8.3)
Export Market	1,174,044	1,077,408	1,305,087	1,058,570	1,112	983	9.0	23.3	13.1
Total	1,321,538	1,163,849	1,435,185	1,141,749	1,086	981	13.5	25.7	10.7
Total Domestic Sales	218,680	173,092	335,413	339,328	1,534	1,960	26.3	(1.2)	(21.8)
Total Export Market	1,185,426	1,084,503	1,325,472	1,075,058	1,118	991	9.3	23.3	12.8
TOTAL	1,404,106	1,257,595	1,660,885	1,414,386	1,183	1,125	11.7	17.4	5.2

*Does not include Asapir and Portocel

1Q10 Results

Appendix III – Income Statements

INCOME STATEMENT - Quartely Results
Fibria - Consolidated								R$ million
	1Q10		4Q09		1Q09		QoQ %
	R$	AV%	R$	AV%	R$	AV%	1Q10/4Q09	1Q10/1Q09
Net Revenue	1,675	100%	1,698	100%	1,429	100%	-1%	17%
Domestic Sales	350	21%	400	24%	354	25%	-13%	-1%
Export Sales	1,325	79%	1,298	76%	1,075	75%	2%	23%
Cost of sales	(1,266)	-76%	(1,446)	-85%	(1,157)	-81%	-12%	9%
Cost related to production	(1,248)	-75%	(1,415)	-83%	(1,155)	-81%	-12%	8%
Accruals for losses on ICMS credits	(18)	-1%	(31)	-2%	(2)	0%	-42%	800%
Operating Profit	409	24%	252	15%	272	19%	62%	50%
Selling and marketing	(70)	-4%	(98)	-6%	(75)	-5%	-29%	-7%
General and administrative	(72)	-4%	(108)	-6%	(65)	-5%	-33%	11%
Financial Result	(341)	-20%	(157)	-9%	(185)	-13%	117%	84%
Equity	-	0%	-	0%	(1)	0%	0%	-100%
Fair value of Biological Assets (CPC 29)	-	0%	552	33%	-	0%	-100%	0%
Fair value of initial equity in Aracruz (CPC 15)	-	0%	-	0%	1,379	97%	0%	-100%
Other operating (expenses) income	(45)	-3%	(188)	-11%	(28)	-2%	-76%	61%
Operating Income	(119)	-7%	253	15%	1,297	91%	-147%	-109%
Income taxes expenses	128	8%	(218)	-13%	(30)	-2%	-159%	-527%
Net Income (Loss)	9	1%	35	2%	1,267	89%	-74%	-99%
Net Income (Loss) attributable to controlling equity interest	8	0%	(6)	0%	1,262	88%	-236%	-99%
Net Income (Loss) attributable to non-controlling equity interest	1	0%	41	2%	5	0%	-98%	-80%
Depreciation, amortization and depletion	371	22%	388	23%	253	18%	-4%	47%
EBITDA non-recurring	594	35%	247	15%	357	25%	141%	66%
Corporate Restructuring expenses	-	0%	23	1%	-	0%	-100%	0%
Fixed Assets disposals	4	0%	30	2%	(21)	-1%	-87%	-119%
Accruals for losses on ICMS credits	18	1%	31	2%	2	0%	-42%	800%
Effect of fair value amortization (CPC 15)	21	1%	205	12%	40	3%	-90%	-48%
Consolidated effect of Guaiba write-off	-	0%	(33)	0%	-	0%	100%	0%
EBITDA adjusted	637	38%	503	30%	378	26%	27%	69%

The 2009 Financial Statements as presented for comparison were adjusted to include the changes introduced by the adoption of CPCs 15 through 40, as required by the Brazilian accounting practices.

1Q10 Results

Appendix IV – Balance Sheet

Balance Sheet
			R$ million

ASSETS	MAR/ 10	DEC/ 09	MAR/ 09

CURRENT ASSETS	5,033	6,065	5,855
Cash and cash equivalents	550	645	373
Securities	2,120	3,253	2,888
Derivative instruments	-	5	-
Trade Accounts Receivable, net	1,164	843	859
Inventories	823	834	1,062
Recoverable taxes	247	231	414
Deferred income taxes	-	-	95
Others	129	254	164
NON-CURRENT ASSETS	2,509	2,522	2,249
Securities	27	65	6
Deferred income taxes	1,341	1,284	1,536
Recoverable taxes	374	373	286
Others	767	800	421
Investments	15	15	24
Property, plant & equipment , net	13,988	14,037	13,551
Biological assets	3,754	3,832	3,547
Intangible assets	5,417	5,443	9,127
TOTAL ASSETS	30,716	31,914	34,353

LIABILITIES	MAR/ 10	DEC/ 09	MAR/ 09

CURRENT LIABILITIES	3,911	4,496	6,251
Short-term debt	1,027	1,466	3,430
Trade Accounts Payable	473	384	406
Payroll and related charges	84	123	88
Tax Liability	46	28	6
Taxes paid in installments	14	-	-
Taxes on Income	-	12	24
Derivative instruments	13	-	260
Dividends and Interest attributable to capital payable	8	2	1
Stock acquisition payable	2,132	2,430	1,973
Others	114	51	63
NON-CURRENT LIABILITIES	11,720	12,343	15,605
Long-term debt	9,776	9,511	10,968
Accrued liabilities for legal proceedings	132	341	516
Deferred income taxes , net	968	975	1,593
Taxes paid in installments	61	60	58
Stock acquisition payable	605	1,254	2,316
Derivative instruments	-	-	53
Others	178	202	101
Minority interest	21	19	2,687
SHAREHOLDERS' EQUITY	15,064	15,056	9,810
Issued Share Capital	8,379	8,379	3,052
Capital Reserve	3	3	3
Revaluation Reserve	10	10	12
Treasury stock	(1)	(1)	(1)
Legal Reserve	274	273	248
Special Reserve for dividends not distributed	122	122	-
Equity valuation adjustment	1,619	1,619	-
Retained earnings	4,658	4,651	4,129
Capital increase advance	-	-	2,367
TOTAL LIABILITIES	30,716	31,914	34,353

The 2009 Financial Statements as presented for comparison were adjusted to include the changes introduced by the adoption of CPCs 15 through 40, as required by the Brazilian accounting practices.

1Q10 Results

Appendix V – Cash Flow

Cash Flow Statement (R$ million)	1Q10	4Q09	1Q09

NET INCOME (LOSS) BEFORE INCOME TAXES	(119)	253	1,297
Adjustments to reconcile net income to cash provided by operating activities :
(+) Depreciation, depletion and amortization	384	388	253
(+) Foreign exchange and unrealized (gains) losses, net	187	(245)	(131)
(+) Fair value of financial instruments	11	48	(12)
(+) Equity	-	-	(1)
(+) Minority interest	-	10	-
(+) Fair value of initial equity in Aracruz (CPC 15)	-	-	(1,379)
(+) Fair value of Biological Assets (CPC 29)	-	(552)	-
(+) Gain on held to maturity securities	-	3	-
(+) Gain (loss) on Investment sold	-	(33)	-
(+) Residual value on disposal of Fixed Assets	9	25	2
(+) Gain (loss) on disposal of Property, Plant and Equipment	-	(3)	-
(+) Debt present value adjustment - shares acquisition	96	114	134
(+) Assets amortization of business combination	21	205	40
(+) Accrued liabilities for legal proceedings and others	(46)	22	(10)
(+) Interest on loan accrual	184	284	68
(+) Interest on Securities	(37)	(31)	(25)

Changes in operating assets:
Trade accounts receivable	(284)	(279)	(16)
Inventories	7	50	79
Taxes on income and other taxes	(32)	18	30
Credits from related parties	-	5	-
Advance to suppliers and others	101	(207)	(11)
Judicial deposits	-	9	-

Changes in operating liabilities:
Trade Accounts Payable	76	(99)	(5)
Taxes on income and other taxes	18	12	(83)
Payroll, profit sharing and related charges	(39)	(5)	(21)
Others	(18)	(88)	(27)

Net cash provided by operating activities
Interest received from Securities	20	53	276
Interest paid on loans	(153)	(168)	(73)
Taxes on income and other taxes paid	(7)	12	(1)

CASH FLOW FROM OPERATING ACTIVITIES	378	(200)	383
Investment activities
Acquisition of an interest in an affiliate net of cash acquired	(1,043)	-	(395)
Property, Plant and Equipment Acquisition	(185)	(438)	(551)
Acquisition (disposal) of Intangible assets	-	(1)	-
Purchase of Held to Maturity Securities	-	155	-
Securities	1,187	(1,501)	(1,649)
Revenues on Property, Plant and Equipment Sales	1	(2)	3
Disposal of investments - Guaíba unit	-	2,416	-
Settlement of financial instruments	7	(72)	(51)

CASH FLOW FROM INVESTING ACTIVITIES	(33)	557	(2,644)
Financing activities
Loans
Borrowings	795	3,902	500
Capital increase	-	-	2,367
Repayments	(1,251)	(4,111)	(388)

CASH FLOW FROM FINANCING ACTIVITIES	(456)	(209)	2,479

Exchange variation effect on cash and cash equivalents	16	(34)	(3)
Net increase (decrease) in cash and cash equivalents	(95)	114	215
Cash and cash equivalent at beginning of period	645	531	158
Cash and cash equivalent at end of period	550	645	373

The 2009 Financial Statements as presented for comparison were adjusted to include the changes introduced by the adoption of CPCs 15 through 40, as required by the Brazilian accounting practices.

1Q10 Results

Appendix VI – Economic and Operating Data

Exchange Rate (R$/US$)	1Q10	4Q09	3Q09	2Q09	1Q09	4Q08	1Q10 vs. 4Q09	1Q10 vs. 1Q09	4Q09 vs. 3Q09	1Q09 vs. 4Q08
Closing	1.781	1.741	1.778	1.952	2.315	2.337	2.3%	-23.1%	-2.1%	-1%
Average	1.804	1.739	1.868	2.074	2.315	2.280	3.7%	-22.1%	-6.9%	2%

Pulp sales distribution, by region	1Q10	4Q09	1Q09	1Q10 vs. 4Q09	1Q10 vs. 1Q09	LTM*
Europe	39%	34%	29%	5 p.p.	10 p.p.	34%
North America	27%	22%	26%	5 p.p.	1 p.p.	23%
Asia	23%	32%	38%	-9 p.p.	-15 p.p.	33%
Brazil / Others	11%	12%	8%	-1 p.p.	4 p.p.	11%
*LTM : Last Twelve Months

Pulp list price per region (US$/t)	May-10	Apr-10	Mar-10	Feb-10	Jan-10	Dec-09	Nov-09	Oct-09	Sep-09	Aug-09	Jul-09	Jun-09	May-09
North America	920	870	820	790	760	730	730	700	650	610	590	505	505
Europe	890	840	790	760	730	700	700	650	600	560	530	500	500
Asia	850	800	750	720	690	660	660	630	580	540	520	490	460

Financial Indicators	1Q10	4Q09	3Q09	2Q09	1Q09	4Q08	3Q08	2Q08
Net Debt / Adjusted EBITDA (LTM*)	5.6	6.3	7.2	7.2	7.8	5.5	3.5	2.3
Net Debt / Total Capital (gross debt + net equity)	0.5	0.6	0.6	0.7	0.7	0.6	0.5	0.4
Cash + EBITDA (LTM*) / Short-term Debt	1.1	1.2	0.8	0.9	0.9	0.7	1.1	1.9
*LTM : Last Twelve Months

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fibria Celulose S.A.

Date: May 17, 2010	By:	/s/ Carlos Augusto Lira Aguiar
	Name:	Carlos Augusto Lira Aguiar
	Title:	Chief Executive, Treasury and Investor Relations Officer.